UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


SCHEDULE 13G


Under the Securities Exchange Act of 1934





Name of Issuer:  ENVIROGEN, INC.


COMMON STOCK

CUSIP Number: 294040100




*The remainder of this cover page shall be filled out for a reporting person's initial filing on his form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO. 294040100			13G
Page 2 of 4



 1.	NAME OF REPORTING PERSON
	S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

		The Killen Group, Inc.
		IRS #23-2213851


 2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)  o

		(b)  o


 3.	SEC USE ONLY



 4.	CITIZENSHIP OR PLACE OF ORGANIZATION

		Incorporated in the Commonwealth of Pennsylvania


NUMBER OF		5.	SOLE VOTING POWER:
	218,200
SHARES
BENEFICIALLY		6.	SHARE VOTING POWER:
OWNED BY
EACH			7.	SOLE DISPOSITIVE POWER:
	753,200
REPORTING
PERSON		8.	SHARED DISPOSITIVE POWER:
WITH


 9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

		753,200


10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
	SHARES*



11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

		5.9%


12.	TYPE OF REPORTING PERSON*

		I


CUSIP NO. 294040100				13G
	             Page 3 of 4



Item 1.

	(a)	The issue is ENVIROGEN, INC.

	(b)	The issuer's principal offices are located at Princeton
Research Center, 4100 Quakerbridge Road, Lawrenceville, NJ  08648.


Item 2.

	The Killen Group, Inc.

	(a)	The Killen Group, Inc. is a person filing this report.

	(b)	The Killen Group's address is 1199 Lancaster Avenue, Berwyn, Pa
19312.

	(c)	The Killen Group is a corporation incorporated under the laws of the Commonwealth of
		Pennsylvania.

	(d)	This filing pertains to the common stock of the Issuer.

	(e)	The CUSIP number for the common stock is 294040100.


Item 3.

	The Killen group, Inc. is an Investment Adviser registered under section 203 of the Investment Adviser Act of 1940.


Item 4.

	The Killen Group

	(a)	The Killen Group is the beneficial owner of 753,200 shares of the Issuer's common stock.

	(b)	The amount owned by The Killen Group is 5.9% of the shares
outstanding.

	(c)	(i)	The Killen Group has the sole power to vote or to direct
the vote of 218,200 shares of common
			stock.

		(iii)	The Killen Group has the sole power to dispose or to
direct the disposition of 753,200 shares of
			common stock.


Item 5.

	Not Applicable.


CUSIP NO. 294040100				13G
	             Page 4 of 4



Item 6.

	Other persons who have the right to receive dividends and the right to the proceeds of a sale of the
	securities are the clients of The Killen Group, for whom the securities were purchased.


Item 7.

	Not applicable.


Item 8.

	Not applicable.


Item 9.

	Not applicable.


Item 10.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above, were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer or such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



									Date:  February
17, 1998


									The Killen Group,
Inc.



									Edward A.
Killen
									Signature


									Edward A. Killen,
Executive Vice President
									Name/Title